

07008020

:D STATES
:CHANGE COMMISSION
›n, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66960

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2006 (MM/DD/YY) AND ENDING March 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triago LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Park Avenue
(No. and Street)

New York, (City) NY (State) 10152 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Blanchet (212) 593-4994
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornick, Garber & Sandler, LLP
(Name – *if individual, state last, first, middle name*)

825 Third Avenue (Address) New York, (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Victor Quiroga, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triago LLC, as of March 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

OPERATING MANAGER

Title

Lauren Karastergiou

Notary Public

LAUREN KARASTERGIOU
Notary Public, State of New York
No. 01KA4705838
Qualified in New York County
Commission Expires June 12, 20__

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

TRIAGO LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL STRUCTURE

MARCH 31, 2007


SEC MAIL PROCESSING
RECEIVED
JUN 2 8 2007
WASH, D.C.
190
SECTION

CORNICK, GARBER & SANDLER, LLP

Certified Public Accountants

Independent Auditors' Report

Triago LLC
New York, New York

We have audited the accompanying balance sheet of TRIAGO LLC as at March 31, 2007 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Triago LLC as at March 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cornick, Garber + Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
June 25, 2007

825 Third Avenue New York, NY 10022-9524 212 557-3900 Fax 212 557-3936
50 Charles Lindbergh Boulevard Uniondale, NY 11553-3600 516 542-9030 Fax 516 542-9035

TRIAGO LLC

BALANCE SHEET

AS AT MARCH 31, 2007

Current assets:	
Cash	$ 122,858
Accounts receivable	82,424
Prepaid expenses	33,627
Due from related party	16,244
Total current assets	255,153
Property and equipment (net of $28,614 accumulated depreciation)	48,879
TOTAL	$ 304,032
Current liabilities:	
Accounts payable and accrued expenses	$ 22,694
Due to affiliates	32,481
Total current liabilities	55,175
Noncurrent rent payable	26,319
Total liabilities	81,494
MEMBERS' EQUITY	
Members' units - at stated value	1,000
Additional members' contributions	1,925,251
Deficit	(1,703,713)
Total members' equity	222,538
TOTAL	$ 304,032

The notes to financial statements are made a part hereof.

TRIAGO LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED MARCH 31, 2007

Operating revenues:		
Management advisory fees		$ 275,000
Termination fees		105,000
Commission income		98,219
Total operating revenues		478,219
Operating expenses:		
Salaries	$ 510,477	
Rent and real estate taxes	153,431	
Payroll taxes and employee benefits	87,347	
Travel, meals and entertainment	24,468	
Business development	6,201	
Utilities and office maintenance	1,197	
Office supplies and expense	29,480	
Professional and consulting fees	57,114	
Insurance	44,479	
Depreciation	12,439	
Miscellaneous expenses	13,938	
Customer costs	30,266	
		970,837
Operating loss		(492,618)
Other revenue		55,114
NET LOSS		$ (437,504)

The notes to financial statements are made a part hereof.

TRIAGO LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Members' Units		Additional Members' Contributions	(Deficit)	Total Members' Equity
	Number	Amount			
Members' Equity - April 1, 2006	1,000	$ 1,000	$ 1,398,376	$ (1,266,209)	$ 133,167
Capital contributions from members			526,875		526,875
Net loss for the year ended March 31, 2007				(437,504)	(437,504)
Members' Equity - March 31, 2007	1,000	$ 1,000	$ 1,925,251	$ (1,703,713)	$ 222,538

The notes to financial statements are made a part hereof.

TRIAGO LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2007

INCREASE (DECREASE) IN CASH	
Cash flows from operating activities:	
Net loss	$ (437,504)
Adjustments to reconcile results of operations to net cash effect of operating activities:	
Depreciation	12,439
Deferred rent	(8,739)
Net change in asset and liability accounts:	
Prepaid expenses	(1,071)
Due from affiliates	(63,977)
Due from related party	(1,312)
Accounts payable	8,169
Due to affiliates	18,115
Net adjustments	(36,376)
Net cash used for operating activities	(473,880)
Cash flows from investing activities:	
Purchases of property, furniture and equipment	(14,432)
Cash flows from financing activities:	
Capital contributions from members	526,875
NET INCREASE IN CASH	38,563
Cash - April 1, 2006	84,295
CASH - MARCH 31, 2007	$ 122,858

The notes to financial statements are made a part hereof.

TRIAGO LLC

NOTES TO FINANCIAL STATEMENTS

NOTE A - Summary of Significant Accounting Policies

Organization and Business

Triago LLC (the Company), whose majority member is Triago Management Development S.A.R.L (a French Company), is a limited liability company registered with the Securities and Exchange Commission ("SEC") as a broker-dealer of securities and is a member of the National Association of Securities Dealers (NASD). The Company was organized on November 18, 2002 for the private placement of securities. The Company's services are intended to include providing assistance to clients in raising capital in the primary markets and in managing their positions in the secondary markets. Additionally, the Company provides certain strategic investment services. The Company does not and is not expected to carry or to clear transactions and/or carry customer accounts. The Company is a Delaware Limited Liability Corporation (LLC) registered to do business in the state of New York. Through March 31, 2007 the Company's operations have been funded from capital contributions by its members who have agreed to continue to fund operations through April 30, 2008.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At March 31, 2007, the Company had net capital of approximately $41,000, which was approximately $36,000 in excess of the net required minimum capital of $5,000. Under certain circumstances, withdrawals of capital may be restricted.

Rent Expense

For financial accounting purposes, the Company recognizes scheduled rent increases and rent abatements over the term of the lease using the straight-line method.

Depreciation

Depreciation of property and equipment is computed on a straight-line basis.

(Continued)

TRIAGO LLC

NOTES TO FINANCIAL STATEMENTS

NOTE A - Summary of Significant Accounting Policies (Continued)

Organization Costs

Costs incurred in the formation and in organizing the Company have been expensed for financial accounting purposes. For tax purposes, certain of these expenses are capitalized and are amortized over five years. These costs represent legal, regulatory registration costs, temporary office space and services, consulting fees and other expenses incurred in connection with the formation of the Company and the creation of its active trade or business.

NOTE B - Property and Equipment

Property and equipment at March 31, 2007 consist of the following:

		Estimated Useful Lives (Years)
Office furniture	$35,757	7
Telecom equipment	4,996	5
Computer equipment	26,208	5
Computer software	3,888	3
Leasehold improvements	6,644	3
Total	77,493	
Less accumulated depreciation	28,614	
Net	$48,879	

NOTE C - Commitments

Lease

The Company's office facilities are leased pursuant to an operating lease expiring in November 2009. Rent and real estate tax expense aggregated $153,431 for the year ended March 31, 2007. At March 31, 2007, minimum lease commitments before real estate taxes and building operating expenses escalations due under the lease are as follows.

Year ending March 31:	
2008	$185,402
2009	185,402
2010	123,601
Total	$494,405

(Continued)

TRIAGO LLC

NOTES TO FINANCIAL STATEMENTS

NOTE C - Commitments (Continued)

Lease (Continued)

In lieu of a security deposit, the Company has obtained an irrevocable and unconditional letter of credit of $77,251 guaranteed by Triago Management Development S.A.R.L., the majority member of the Company.

NOTE D - Income Taxes

The Company elected, under federal tax regulations, to be taxed as a regular or "C" corporation effective for the fiscal year ended March 31, 2005. As such, the Company is subject to federal, state and local level corporate income taxes based on its taxable income. For the period from its inception to March 31, 2004, the Company was treated as a partnership for income tax purposes.

At March 31, 2007, the Company has available operating loss carryforwards for federal, state and local tax purposes of approximately $1,550,000, which begin to expire in 2024.

The Company has recorded a valuation allowance of approximately $785,000, equal to the deferred tax asset resulting primarily from its net operating loss and organization costs which are expensed for financial accounting purposes and amortized over five years upon commencement of operations, for income tax purposes. The valuation allowance is due to the uncertainty of the Company being able to use this benefit to offset future taxable income. The Company will periodically evaluate the likelihood of realizing such asset and will adjust such amount accordingly.

NOTE E - Exemption from SEC Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 under subparagraph (K)(2)(i) and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE F - Related Party Transactions

During the year ended March 31, 2007, $394,718 was charged to two companies affiliated with the Company's majority member for services provided.

At March 31, 2007, the Company owes $32,481 to its parent and one of its affiliated companies for expenses paid by them on the Company's behalf and has a receivable balance from them of $15,350.

(Continued)

TRIAGO LLC

NOTES TO FINANCIAL STATEMENTS

NOTE G - Revenue Concentration

For the year ended March 31, 2007, commission and placement fee revenues were generated from four customers of which approximately 75% was generated from related entities (Note F).

SUPPLEMENTARY SCHEDULE

SCHEDULE 1

TRIAGO LLC

COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT MARCH 31, 2007

Net Capital:		
Total members' equity before nonallowable assets		$ 222,538
Less: Prepaid expenses	$ 33,627	
Accounts receivable	82,424	
Property and equipment	48,879	
Advances to officer	16,244	
Haircut - foreign currency	23	181,197
Net capital		41,341
Minimum net capital required		5,000
Excess net capital		$ 36,341
Capital Ratio:		
Aggregate indebtedness to net capital		1.97 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of March 31, 2007)

Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$ 40,237
Adjustments to record additional payables	(1,104)
Balance - March 31, 2007	$ 41,341

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

To the Members of
Triago LLC
375 Park Avenue
New York, New York 10152

In planning and performing our audit of the financial statements and supplemental schedule of Triago LLC (the Company) for the year ended March 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(II) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

825 Third Avenue New York, NY 10022-9524 212 557-3900 Fax 212 557-3936
50 Charles Lindbergh Boulevard Uniondale, NY 11553-3600 516 542-9030 Fax 516 542-9035

To the Members of
Triago LLC
Page Two

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than these specified parties.

Cornick, Garber & Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
June 25, 2007

END